September 12, 2019

Fred W. Wagenhals
President and Chief Executive Officer
Ammo, Inc.
7681 East Gray Road
Scottsdale, Arizona 85260

       Re: Ammo, Inc.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed August 30, 2019
           File No. 333-226087

Dear Mr. Wagenhals:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 14, 2019 letter.

Form S-1/A filed August 30, 2019

General

1. We note your response to prior comment 5. Please provide risk factor disclosure clearly describing any risks or other impacts that your forum selection provision will have on investors, including but not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that that they find favorable. In addition, clearly state that the provision does not apply to federal securities law claims or applies only to state law claims, as applicable.
 Fred W. Wagenhals
FirstName LastNameFred W. Wagenhals
Ammo, Inc.
Comapany 12, 2019
September NameAmmo, Inc.
Page 2
September 12, 2019 Page 2
FirstName LastName
        You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or Anne
McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at
(202) 551-7844 or Amanda Ravitz, Assistant Director, at (202) 551-3412 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing and
                                                           Construction
cc:      Jon S. Cohen